Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on the Fire Accident in the Ethylene Glycol Plant of the Chemical Department of the Company

I.	Accident Overview

At around 4:00am on June 18, 2022, a fire broke out in No.1 ethylene glycol plant of the chemical department of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”), causing a fire on surrounding individual pipelines. After the fire occurred, the Company immediately activated the Level 1 emergency action plan and set up the accident emergency rescue headquarter, and the relevant staff of the Company arrived at the accident site as soon as possible to deploy the emergency rescue work urgently. The main production equipment of the Company had been shut down in an orderly manner and the fire had been effectively brought under control. The protective combustion was being carried out for materials left over in the pipeline. The accident caused one death and one minor injury.

After the fire, the Company continuously monitored the environment of the plant boundary and external areas, and the volatile organic compounds level was normal. The Company has arranged to strengthen the sampling and monitoring of rainwater outlets, and no impact on the surrounding water environment has been found at present.

II.	No. 1 Ethylene Glycol Plant Information

The annual capacity of the Company’s No. 1 ethylene glycol plant is 255,000 tons of ethylene glycol, and the plant could switch between production of ethylene glycol or ethylene oxide products according to market conditions. In 2021, the sales revenue of the plant’s products accounted for 1.16% of the Company’s operating revenue.

III.	Impact and Follow-up

Currently, the Company is assessing the overall impact of the accident on the production and operation of the Company.

The Company will fully cooperate with government authorities to investigate the accident and seriously identify the cause of the accident and deeply draw a lesson from the accident. The Company will ensure the smooth operation of other plants, investigate potential safety risks, prevent secondary accidents, and prepare for the start-up of the shutdown equipment.

The Company expresses its heartful condolences to the victim of the accident and expresses its deepest sympathy to the injured and the families of the victim. The relevant rehabilitation work is in progress.

The Company will fulfill its information disclosure obligations in a timely manner according to the progress of this accident. Investors are advised to be aware of the investment risks.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 19 June 2022